Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ZILOG, INC.

ZiLOG, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify as follows:

A. The name of the Corporation is ZiLOG, Inc. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on April 3, 1997.

B. This Amended and Restated Certificate of Incorporation has been duly authorized in accordance with Section 303 of the Delaware General Corporation Law.

C. This Amended and Restated Certificate of Incorporation restates, integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended or supplemented.

D. The text of the Certificate of Incorporation is amended and restated in its entirety, as follows:

ARTICLE I

The name of the Corporation is ZiLOG, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange St., Wilmington, Delaware, New Castle County. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law as the same exists or hereafter may be amended.

ARTICLE IV

(A) The Corporation is authorized to issue 60,000,000 shares of common stock, each share having a par value of $0.01 per share (the “Common Stock”). Holders of shares of Common Stock shall be entitled to one vote for each share of such stock held on all matters as to which stockholders may be entitled to vote pursuant to the Delaware General Corporation Law.

(B) The Corporation shall have no authority to authorize or issue non-voting stock as required by 11 U.S.C. ss.1123(a)(6).

(C) Effective 12:01 a.m. on March 1, 2004 (the “Effective Time”) each one (1) share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one one-half of one (1) share of fully paid and nonassessable Common Stock of the Corporation (“New Common Stock”), subject to the treatment of fractional shares interests described below.

(D) Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, “Old Certificates”) for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, “New Certificates”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates and, where applicable, cash in lieu of fractional shares, as provided below.

(E) No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share closing sales price of the Common Stock on the day immediately prior to the Effective Time, as reported on the OTCBB (or if such price is not available, then such other price as determined by the Board of Directors).

ARTICLE V

(A) The Board of Directors shall consist of no more than nine members and no less than five members. The directors shall be divided into three classes, designated as Group I, Group II and Group III.

The Board of Directors shall initially consist of and be classified as follows:

GROUP III: James M. Thorburn and Joseph Colonnetta (the “Group Designee”)

GROUP II: Michael Burger and Federico Faggin (an “Independent Designee”)

GROUP I: Sam S. Kim (an “Independent Designee”)

The Group III directors will serve an initial three-year term and be subject to an election at the annual meeting of the Corporation in 2005; provided, however, that Mr. Thorburn’s term as a director shall terminate on the earlier of such annual meeting or the date on which he no longer continues to serve as the Corporation’s Chief Executive Officer. Mr. Burger’s term as a director shall terminate on the earlier of the 2004 meeting or the date on which he no longer serves as an executive officer of the Corporation. The Group II directors will serve an initial two-year term and be subject to an election at the annual meeting of the Corporation in 2004. The Group I director will serve an initial one-year term and be subject to an election at the annual meeting of the Corporation in 2003. At each succeeding annual meeting of stockholders beginning in 2003, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term.

(B) Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

(C) The provisions of this Article V may not be amended until the earliest of:

(1)	sale of substantially all of the Corporation’s operating assets;

(2)	consummation of an underwritten public offering of the Corporation’s equity securities, the aggregate proceeds of which equal or exceed $25,000,000 to the Corporation;

(3)	a Change in Control of the Corporation (as defined in Article VI below);

(4)	the second anniversary of the Effective Date (as defined below); or

(5)	the unanimous approval of such change by the Board of Directors and approval of a majority of the stockholders.

Any amendment which complies with the above procedures may also provide that directors may be removed from office with or without cause.

ARTICLE VI

For purposes of this Certificate of Incorporation, the following terms shall be defined as set forth below.

(A) “Change in Control” shall mean: (i) a dissolution, liquidation or sale of all or substantially all of the operating assets of the Corporation; (ii) the consummation of a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation or other entity, other than a merger or consolidation that results in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation or any subsidiary of the Corporation, at least 50% of the combined voting power of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; (iii) from and after the Listing Date (as defined below), the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act (as defined below), or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Corporation or any affiliate of the Corporation) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least 50% of the combined voting power entitled to vote in the election of directors.

(B) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(C) “Liquidation” shall mean: (i) any liquidation, dissolution or winding up of the affairs of ZiLOG-MOD III, Inc., a Delaware corporation (the “Subsidiary”), whether voluntary or involuntary; (ii) sale, conveyance or transfer of all or substantially all of the assets of the Subsidiary, whether in one transaction or a series of transactions, whether such transactions are related or unrelated; (iii) the consummation of a merger or consolidation of the Subsidiary or any direct or indirect subsidiary of the Subsidiary with any other corporation or other entity, other than a merger or consolidation that results in the voting securities of the Subsidiary outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Subsidiary or any subsidiary of the Subsidiary, at least 50% of the combined voting power of the securities of the Subsidiary or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; (iv) the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act (as if those sections were applicable), or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Subsidiary or any affiliate of the Subsidiary) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Subsidiary representing at least 50% of the combined voting power entitled to vote in the election of directors.

(D) “Liquidation Date” shall mean (i) if the Liquidation is completed through one transaction, the date on which such Liquidation is consummated, or (ii) if the Liquidation is completed through a series of transactions, the date on which the last of such transactions is consummated.

(E) “Listing Date” shall mean the first date upon which any security of the Corporation is listed (or approved for listing) upon notice of issuance on any securities exchange, or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system if such securities exchange or interdealer quotation system has been certified in accordance with the provisions of Section 25100(o) of the California Corporate Securities Law of 1968.

(F) “Net Sale Proceeds” shall mean the net cash proceeds from a Liquidation after payment of: (a)(i) the reasonable costs of Liquidation, including outside professional fees incurred in connection with such sale and reasonably necessary environmental clean-up costs incurred as a result of the discontinuance of operations of the Non-Operating assets and their sale; (ii) any United States, federal, state, local and foreign income, franchise, sales, or other taxes required to be paid by the Corporation or the Subsidiary primarily as a result of a Liquidation; and (iii) costs incurred, during any period in which operations are discontinued, to maintain the Subsidiary’s assets in a salable condition; and (b) any Residual Liability Amount.

(G) “Mandatory Redemption” shall mean the redemption called for in Article IV F of the Amended and Restated Articles of Incorporation of ZiLOG-MOD III, Inc.

(H) “Non-Operating Assets” shall mean the assets transferred by the Corporation to ZiLOG-MOD III, Inc. pursuant to the terms of the Contribution Agreement, dated as the Effective Date, between the Corporation and ZiLOG-MOD III, Inc.

(I) “Qualifying Operating Lease Proceeds” shall mean the proceeds to the Subsidiary from an operating lease of its assets, net of expenses reimbursed to the Corporation under the Services Agreement, in excess of $1,000,000.

(J) “Residual Liability Amount” shall mean the amount of any liability, if any, whether unliquidated or contingent, that arises from the sale of a Non-Operating Asset that the Subsidiary may owe after such sale in connection with a reserve, holdback or indemnification provided under an agreement for the disposition of a Non-Operating Asset of the Subsidiary, which amount has been determined in good faith by the Subsidiary’s Board of Directors and Corporation’s Board of Directors.

(K) “Series A Liquidation Preference” shall mean an amount equal to an aggregate $30 million ($1071.42 per share of the Subsidiary’s Series A Preferred

Stock), less the aggregate redemption price paid in connection with a Mandatory Redemption of such Series A Preferred Stock, if any, credited against the Series A Liquidation Preference.

(L) “Services Agreement” shall mean that certain services agreement between the Corporation and the Subsidiary dated as of the Effective Date.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, and except as otherwise expressly set forth therein, the Board of Directors shall have the power to adopt, amend, rescind, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the stockholders; provided, however, that the grant of such power to the Board of Directors shall not divest the stockholders nor limit their power to adopt, amend, rescind, repeal or otherwise alter the Bylaws of the Corporation.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

(A) A director’s liability to the Corporation for breach of duty to the Corporation or its stockholders shall be limited to the fullest extent permitted by the laws of the State of Delaware as now in effect or hereafter amended. In particular, no director shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(1)	for any breach of the director’s duty of loyalty to the Corporation or its stockholders;

(2)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)	under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended; or

(4)	for any transaction from which the director derived an improper personal benefit.

(B) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

(C) If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the liability of directors, then a director, in addition to the circumstances in which he or she is not now liable, shall be free of liability to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

ARTICLE X

This Corporation shall indemnify its officers, directors, employees and agents to the maximum extent permitted by the Delaware

General Corporation Law, which power to indemnify shall include, without limitation, the power to enter into indemnification agreements and amendments thereto upon such terms as the Board of Directors shall deem advisable.

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, which amends certain provisions of the Amended and Restated Certificate of Incorporation of the Corporation, having been duly adopted in accordance with Section 242 of the Delaware General Corporation Law, has been duly executed by its Secretary, this 19th day of February, 2004.

/s/ PERRY GRACE

Perry Grace, Secretary